Filed Pursuant to Rule 433

Registration No. 333-231344

FINAL TERM SHEET

Grupo Televisa, S.A.B.

U.S.$750,000,000 5.250% Senior Notes due 2049
May 21, 2019

Issuer:	Grupo Televisa, S.A.B. (“Televisa” or “Issuer”)

Long-Term Foreign Currency Ratings:*	Baa1 / BBB+ / BBB+

Offering Format:	SEC Registered

Ranking:	Senior Unsecured

Joint Book-Running Managers:	BBVA Securities Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC

Principal Amount:	U.S.$750,000,000

Maturity Date:	May 24, 2049

Coupon Rate:	5.250%

Interest Basis:	Payable semi-annually in arrears

Day Count:	30/360

Interest Payment Dates:	May 24 and November 24

First Interest Payment Date:	November 24, 2019

Issue Price:	98.588%

Yield to Maturity:	5.345%

Benchmark Treasury:	3.000% due February 15, 2049

Benchmark Treasury Price / Yield:	103-03 / 2.845%

Reoffer Spread to Benchmark Treasury:	+ 250 basis points

Denominations:	Minimum denomination of U.S.$200,000 principal amount and integral multiples of U.S.$1,000 in excess thereof

Optional Redemption:

Prior to November 24, 2048, the notes may be redeemed at the option of Televisa, in whole or in part, by paying the greater of the principal amount of the notes or a Make-Whole amount at the Treasury Rate plus 40 basis points. On or after November 24, 2048, which is six months prior to the Maturity Date, the notes may be redeemed at par at the option of Televisa, in whole or in part.

Change of Control:	Holders may put the bonds back to Televisa for a price of 101% if there is a Change of Control event.

Pricing Date:	May 21, 2019

Closing and Settlement Date:	May 24, 2019 (T+3)

Clearing Systems:	The Depository Trust Company, Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V.

Expected Listing:	Luxembourg Stock Exchange to trade on the Euro MTF Market

Identification Numbers:	CUSIP: 40049J BE6 ISIN: US40049JBE64

Use of Proceeds:	The Issuer anticipates using the net proceeds for general corporate purposes, which may include repayment or repurchase of existing indebtedness.

Net Proceeds (Before Expenses):	The Issuer estimates the net proceeds from the sale of the notes will be approximately U.S.$736,410,000 after discounts and payment of underwriting fees but before estimated offering expenses.

Governing Law:	State of New York

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revisions or withdrawals at any time.

The information contained in this notice is subject to, and in making an investment decision you should rely on, the detailed description of the Issuer and the senior notes contained in the preliminary prospectus supplement dated May 21, 2019 to the Prospectus dated May 9, 2019 (collectively, the “Prospectus”) relating to the senior notes, as supplemented by this final pricing term sheet.

This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the bonds in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.  The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling any of BBVA Securities Inc. at 1-800-266-7277, Citigroup Global Markets Inc. at 1-800-831-9146 or Goldman Sachs & Co. LLC at 1-866-471-2526.

It is expected that delivery of the notes will be made to investors on or about May 24, 2019, which will be the third business day following the date of pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes will be required, by virtue of the fact that the notes will initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery should consult their advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.